Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

Sabine Oil & Gas LLC posted the following investor presentation to its website on June 24, 2014:

Global Hunter Securities 100 Energy Conference June 24, 2014

Forward Looking Statements

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transactions, on May 29, 2014, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Forest Oil Corporation that also constitutes a preliminary prospectus of Holdco.  Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions.
INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at
IR@forestoil.com.
PARTICIPANTS IN THE SOLICITATION
Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about Forest Oil Corporation’s directors is available in Forest
Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014.  Information about Sabine Oil & Gas LLC’s directors and executive officers is available in the registration statement on Form S-4 filed by New Forest Oil Inc. on May 29, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available.  Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid.  Forward-
looking statements are all statements other than statements of historical facts.  The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,”
“projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-
looking statements.  It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC.  These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth.  Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on
Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  For additional information on the risks and uncertainties that could impact Sabine Oil & Gas
LLC’s business and operations, as well as risks related to the transactions, please see the registration statement on Form S-4 filed by New Forest Oil, Inc. on May 29, 2014.
The forward-looking statements included in this document are made only as of the date hereof.  None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC
undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

Overview of Sabine Oil & Gas LLC
•
1Q14 Production ~ 31 MBOED (33% liquids)
•
1Q14 Adjusted EBITDA ~ $78 MM
•
YE13 Proved reserves of 839 Bcfe (56% PD; 70% gas)
•
$1.35B PV10 on SEC pricing
($96.78 Oil /$3.67 gas /$41.23 NGL)
•
Ryder Scott prepared reserve report
Company Overview
1.
Acreage count and  production rates are as of March 31, 2014
2.
East Texas acreage does not include 71,000 net acres in DK prospect
North Texas
(1)
• 2.5 MBOE/D (71% liquids)
• ~36,200 net acres
• Primary Target: Granite Wash
East Texas
(1)(2)
• 18.7 MBOE/D (15% liquids)
• ~104,000 net acres
• Primary Targets: Cotton Valley
Sand, Haynesville Shale
South Texas
(1)
• 9.5 MBOE/D (60% liquids)
• ~40,400 net acres
• Primary Target: Eagle Ford Shale
» Formed in 2007, privately-held natural gas and oil company owned by First Reserve and Management
» Core areas are East Texas (Cotton Valley Sand &
Haynesville Shale), South Texas (Eagle Ford Shale) and
North Texas (Granite Wash)
» Extensive inventory of low-risk drilling locations with
strong economics
» High degree of operational control provides optionality to direct capital
» Top-tier operational capabilities

Sabine Historical Growth
Production (MMCFE/D)
34% of Production from Liquids
50% of Revenue from Liquids
1Q14 Revenue Mix
(1)
(1) 2013 Production pro forma for the Cleveland Sand divesture
(2) Represents 2014 Mid point  production guidance
1Q14 Production Mix
2013 Proved Reserves (BCFE)
56% Proved Developed & 70% Gas
(2)
Total 839 BCFE
1Q14 Rev $112 MM
1Q14 Prod 16.6 BCFE
32
59
77
121
133
155
220
0
50
100
150
200
250
2008 2009 2010 2011 2012 2013 2014E
447
19
373
PDP PDNP PUD
66%
Gas Oil NGL
50%
35%
15%
Gas Oil NGL

2013 SABO Wells
2014 SABO Wells
IP30 (MCFE/D)
Rusk
Hardy-Heirs Modisette 2H
16,769 MCFE/D
Hardy-Heirs Modisette 1H
11,402 MCFE/D
Wylie 13H
3,776 MCFE/D
Stingray 9H
8,047 MCFE/D
Chevalier 8H
7,189 MCFE/D
Gilson 6H
8,854 MCFE/D
Sabine Acreage
Forest Acreage
FEET

»

»

2013 Results
• Evolving completion techniques and
improving gas price leading to better
economics
• 5 wells completed in 2013 had an average
IP30 of 10.1 MMCFE
2014 Plan
• Run (1) Rig with plan to add 2 rig in Q3
• Attractive breakeven cost (10% IRR)
– $1.88/MCF at $85 flat oil
–
$1.74/MCF at Strip oil (6/2/14)
East Texas: Cotton Valley
nd

2013 SABO Wells
2014 SABO Wells
IP30 (MCFE/D)
Harrison
Lowery Deep 1H
9,125 MCFE/D
Welch Deep 1H
11,569 MCFE/D
Dinkle Deep 1H & 2H
9,545 MCFE/D
Swepco Deep 1H
10,603 MCFE/D
Wells 2H
10,781 MCFE/D
D'Asto 4H & 5H
11,013 MCFE/D
Harris Munden 11H, 12H, 13H, and 14H
6,286 MCFE/D
Woodley 5H & 6H
8,615 MCFE/D
Panola Development 1H
11,715 MCFE/D
Sabine Acreage
Forest Acreage
FEET

East Texas: Haynesville Shale
»
2013 Results
• Industry leader in East TX – completion
design evolution leading  to results
improving over time
• 7 wells completed in 2013 had an average
IP30 of 9.7 MMCFE
»
2014 Plan
• Completing (8) JV wells in the 1H14
• Plan to add a rig in Q3 to drill two well pads
and test casing design change with $500K
expected savings
• Breakeven cost of $4.04/MCF with the new
well design

36,455
45,657
6,371
Harrison
Panola
Rusk

3,325
14,212
49,246
Harrison
Panola
Rusk

East Texas Acreage
CVS Acreage by County
95% Developed
5% Undeveloped
HYV Acreage by County
95% Developed
5% Undeveloped
Note: A significant portion of the Company’s Haynesville Shale and Cotton Valley Sand acreage overlaps geographically, so such acreage is only counted once in East
Texas’s acreage despite representing two distinct targets and development opportunities
County
Developed
Net Acres
Undeveloped
Net Acres Total
Harrison 43,374        2,283              45,657
Rusk 34,632        1,823              36,455
Panola 6,053          318                 6,371
Total Cotton Valley 84,059        4,424              88,483
County
Developed
Net Acres
Undeveloped
Net Acres Total
Harrison 46,784        2,462              49,246
Panola 13,501        711                 14,212
Rusk 3,159          166                 3,325
Total Haynesville 63,444        3,339              66,783
Cotton Valley
Haynesville

2013 SABO Wells
2014 SABO Wells
IP30 (BOE/D)
GONZALES
LAVACA
DE WITT
Susir 1H
869 BOE/D
Targac 1H
840 BOE/D
Gillespie 1H
654 BOE/D
Fields 1H
1,089 BOE/D
Loos 1H
1,452 BOE/D
Janak 1H
1,191 BOE/D
Chumchal 1H
1,253 BOE/D
Machicek 1H
846 BOE/D
Hoermann 1H
1,311 BOE/D
Gerdes 1H
1,375 BOE/D
Kaiser 1H
1,172 BOE/D
Gerdes 2H
1,308 BOE/D
Langley 1H
764 BOE/D
Rathkamp 2H
1,173 BOE/D
Fields 2H
843 BOE/D
Langhoff 1H
2,111 BOE/D
Boening 1H
1,328 BOE/D
SABO Acreage
DVN Acreage
PVA Acreage

Eagle Ford Shale: Shiner area
»
Upper Eagle Ford landing validated and has excellent productivity in northern DeWitt and Lavaca counties
»
Sabine Haynesville completion design being implemented:
•
Tighter perf cluster, frac stage spacing
•
Hybrid fluid design with emphasis on high volumes of slick water
•
Lower strength proppant to reduce cost
•
Less expensive proppant and reduced chemicals helps offset cost of additional stimulation volumes
»
Optimal landing point coupled with significant stimulated rock volume translates into shallower production declines
•
Operators in Lower Eagle Ford tout higher 24-hour IP’s, but first year production for Sabine wells is comparable
»
Operated results to date
•
Acreage well delineated, now in development phase
– 31 wells drilled to date and 6 wells currently drilling
– 9 -12 additional wells expected to be spud by end of 2014
– 30% of acreage is HBP
•
Industry leading results
–
Avg IP24 of 1,590 BOE/D & Avg IP30 of 1,230 BOE/D
•
Attractive breakeven cost:$51/BBL at Strip gas (6/2/14)

Eagle Ford Shale: Sugarkane
KARNES
DE WITT
2013 SABO Wells
2014 SABO Wells
IP30 (BOE/D)
T-Bird 2H
2,192 BOE/D
Offsets within 12 x 3 mi polygon around SABO production
T-Bird 3H
2,257 BOE/D
T-Bird 4H
2,238 BOE/D
T-Bird 5H
2,261 BOE/D
Kozielski 1H
2,340 BOE/D
Kozielski 2H
3,026 BOE/D
Kozielski 3H
2,376 BOE/D
Kozielski 4H
2,535 BOE/D
McClanahan 1H
1,694 BOE/D
McClanahan 2H
2,045 BOE/D
McClanahan 3H
1,707 BOE/D
McClanahan 4H
1,742 BOE/D
McClanahan 5H
1,615 BOE/D
»
Acquired acreage in December 2012
»
“Core of the core” Eagle Ford reservoir
»
Acreage in full development phase
•
13 wells drilled to date plus 1 acquired well
•
25 additional wells planned
•
All acreage is HBP
»
Well results on par with majority of leading offset
operators
•
Avg IP24 of 2,567 BOE/D & Avg IP30 of 2,156
BOE/D
»
Breakeven cost: $80/BBL at Strip gas (6/2/14)

North Texas: Granite Wash – Roberts County
Well A
895 BOE/D
2013 SABO Wells
2014 SABO Wells
IP30 (BOE/D)
» Operated ~ 33,500 net acres in oil window of play,
shallowest part of Granite Wash trend
» Outstanding productivity in trend:
• 8 operated wells drilled and completed since
mid 2013
• 19 additional wells expected to be spud by
end of 2014
• Majority of acreage HBP or held by continuous
development
• Strong economics, often < 1yr. payout
» Currently testing the western extent of the
Granite Wash, which could represent material
upside to the inventory count
» Industry leading results in immediate area
• Avg IP24 of 1,439 BOE/D & Avg IP30 of 1,136
BOE/D
• 100% IRR’s
» Attractive breakeven cost: $35/bbl at Strip gas as
of 6/2/14
Well D
1,232 BOE/D
Well B
1,882 BOE/D
Well E
1,420 BOE/D
Well H
190 BOE/D
Well F
1,641 BOE/D
Well C
1,373 BOE/D
Well G
460 BOE/D

Combination of Sabine Oil & Gas LLC and Forest Oil Corporation 10

»
Company headquarters – Houston, Texas
»
Each Forest share to be exchanged for 0.1 shares of SABO
•
Designed to replicate a 10 for 1 reverse stock split
»
Former Sabine unitholders to own 73.5% of pro forma shares
»
Former Forest shareholders to own 26.5% of pro forma shares
»
Board representation proportional to ownership interest
•
6 current Sabine directors, 2 current Forest directors
•
C-Suite Team from Sabine
•
David Sambrooks – Chairman and Chief Executive Officer
•
Shane Bayless – Chief Financial Officer
•
Todd Levesque – Chief Operating Officer
»
Approval by Forest shareholders
»
Customary regulatory approvals
»
Closing expected in late Q3 / early Q4
Transaction Summary
11
Transaction
Overview
Consideration
Board /
Management
Key Conditions /
Timing
»
All-stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and Forest
Oil Corporation (“Forest” or “FST”) under a newly incorporated public holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE

»
Extensive overlap in top two asset areas: East Texas and Eagle Ford
»
Creates a leading East Texas position of ~207,000 net acres
•
Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities
•
Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value
»
Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres
•
Sabine’s Eagle Ford results top 10% in the industry in 2013
»
Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345
Mmcfed (65% gas) based on respective company guidance
»
Substantial production and cash flow growth
•
Over 20% pro forma 2014E production growth
»
Cost savings from reduced overhead and streamlined operations
»
Ability to optimize capital allocation on $800 - $825 million capital program
»
Will apply top tier operational results across portfolio
»
Liquidity to fund drilling program through 2015 without accessing capital markets
»
Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority
»
First Reserve, an energy-focused private equity firm, remains a controlling shareholder
Strategic Rationale
12
Complementary
Asset Positions
Scale and
Growth
Operating
Synergies
Capitalization

Leadership

David Sambrooks
Chief Executive Officer
•
Former Vice President and General Manager of Devon Energy Corporation's Southern Division and
prior to that, their International Division
•
Over his thirty-four years of experience, held various executive, business development and engineering positions with Sun Oil Company / Oryx Energy and Santa Fe Energy Resources / Santa
Fe Snyder Corporation
•
Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a
Master of Business Administration from the Executive Program at the University of Houston
Shane Bayless
Executive Vice President and
Chief Financial Officer
•
Former Executive Vice President - Chief Financial Officer and Treasurer with Petrohawk Energy
•
Over his twenty-four years of experience, held various executive and senior positions with 3TEC
Energy, Encore Acquisition Company, Hugoton Energy and Ernst & Young
•
Bachelor of Science in Accounting from Wichita State University and a Certified Public Accountant
Todd Levesque
Executive Vice President and
Chief Operating Officer
•
Previously served as Senior Vice President of Engineering and Development of Sabine
•
Over his twenty-two years of experience, held various engineering and management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess
•
Bachelor of Science degree in Petroleum Engineering from Texas A&M University
»
The combined company’s management team has been together since Sabine’s formation in 2007, delivering top-tier well results and production/cash flow/asset growth

Complementary Asset Footprints

1
Daily production representative of 1Q 2014 production
2
Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas
Map of Acreage Position (1) Combined Total
»
~424,000 net acres
»
~290 Mmcfe/d current
production (67% gas)
»
1,464 Bcfe proved
reserves (61% PD; 71%
gas)
»
Creates one of the
largest East Texas
positions with
concentrated and
contiguous acreage
T E X A S
O K L A H O M A
L O U I S I A N A
M I S S I S S I P P I
A R K A N S A S
Arkoma
Mississippi
Granite Wash
• ~33,500 net acres
• 15 Mmcfe/d (29% gas)
Permian Basin
• ~60,250 net acres
• No material production
• ~35,000 net acres
• 22 Mmcfe/d (100% gas)
• ~14,600 net acres
• No current production
• ~207,000 net acres
(2)
• 178 Mmcfe/d (81% gas)
Sabine Acreage
Forest Acreage
• ~64,500 net acres
• 74 Mmcfe/d (31% gas)
Panola
De Soto
Caddo
Gregg
Smith
Cherokee
Upshur
Gonzales
DeWitt
Lavaca
Karnes
Wilson
Eagle Ford
East Texas
Rusk

Bcfe
1,600
1,400
1,200
1,000
800
600
400
200
0
1,464
421
(29%)
1,043
(71%)
839
251
(30%)
588
(70%)
625
170
(27%)
455
(73%)
Forest
Sabine
Pro Forma
Gas
Oil & NGLs

Mmcfe/d
350
300
250
200
150
100
50
0
345
122
(35%)
223
(65%)
220
78
(35%)
142
(65%)
125
44
(35%)
81
(65%)
Forest (2)
Sabine(2)
Pro Forma (3)
Gas
Oil & NGLs

Net acres
500
400
300
200
100
0
424
60
34
65
59
207
247
60
25
59
103
178
34
40
104
Forest
Sabine
Pro Forma
East Texas(4)
Ark-La-Tex(5)
Eagle Ford
North Texas
Permian

Pro Forma Asset Profile

1
As of 12/31/13
2
Per current guidance
3
Represents combination of current standalone guidance from Forest and Sabine management
4
Does not include additional ~71,000 DK  net acres in East Texas
5
Excludes East Texas acreage
Proved Reserves (1) FY2014E Production Guidance
Acreage (in thousands)

Pro Forma Asset Profile Versus Comps

2014E Production (2) Proved Reserves (1)
Bcfe MMcfe/d
»
Combined company gains significant scale; aligns with gas-weighted peers with focus on East Texas
134% proved
reserve increase
to Forest
176% 2014E
production increase
to Forest
% Gas 75% 61% 94% 40% 71% 90% 70% 39% 73% 31% 77% 44% 11%
1
Per company press releases and SEC filings. Reserves data includes most recent information released by listed companies
2
Peers 2014E production per FactSet estimates. Sabine and Forest 2014E production per Sabine and Forest guidance
3
Percent gas per latest daily production from company press releases and SEC filings
(3) % Gas 79% 63% 93% 89% 37% 67% 67% 74% 42% 32% 48% 13% 68%
1,247
806
677
387
380
345
220
187
175
152
134
133
125
0
200
400
600
800
1,000
1,200
1,400
WPX QEP UPL XCO ROSE SABO
PF
Sabine CRK CRZO PVA JONE SN FST
4,966
4,344
3,614
1,671
1,464
1,124
839
818
625
609
585
534
352
0
1,000
2,000
3,000
4,000
5,000
WPX
QEP UPL ROSE SABO
PF
XCO Sabine PVA FST CRZO CRK JONE SN

Texas
Camp
Morris
Cass
Marion
Upshur
Harrison
Gregg
Smith
Rusk
Panola
Cherokee
Shelby

Industry Leading East Texas Position

Acreage Location Asset Overview
»
Combination creates large, contiguos acreage position providing critical mass in region
»
Evolving completion techniques, lower costs and improving gas prices leading to better economics and increased activity
»
Multi-play basin with opportunities in the Cotton Valley (multiple benches),
Haynesville, Bossier, Pettet and Travis Peak
»
2013 Combined Cotton Valley Sand Program – 11 wells
»
2013 Sabine Haynesville Program – 7 wells
»
2014 Plans
•
Currently running four rigs in liquids-rich Cotton Valley play
•
Test new Haynesville well design, $500k potential capital savings
•
Evaluating drilling program for combined company, potential for increased activity
East Texas has been a core asset for Sabine and
Forest. With current gas prices and increased activity,
this area will provide significant production and
reserve growth.
Sabine Acreage              Forest Acreage
(1)
1
Strip pricing as of 4/29/14
(1)
24-hr IP (Mmcfe/d) 10.4
30-day IP (Mmcfe/d) 9.7
% Liquids 7%
EUR (Bcfe) 8.0
Well Cost ($ millions) $9.3
24-hr IP (Mmcfe/d) 11.0
30-day IP (Mmcfe/d) 9.5
% Liquids 34%
EUR (Bcfe) 9.2
Well Cost ($ millions) $8.8
Program Economics
$4/$90 Strip
Rate of Return 27% 36%
PV10 per well ($ millions) $4.3 $5.6
F&D ($/mcfe) $1.23
Commodity Pricing
Program Economics
$4/$90 Strip
Rate of Return 17% 26%
PV10 per well ($ millions) $1.7 $3.4
F&D ($/mcfe)
Commodity Pricing
$1.54

Avg. 12 Month Cum, Mmcfe

Avg. 12 Month Cum, Mmcfe

Industry Leading Performance

Cotton Valley
•
Incorporated Haynesville designs into CV
completion
•
Higher perf cluster density
•
Tighter frac stage spacing
•
Higher fluid and proppant volumes
Haynesville
•
More economical proppant, reduced
chemical usage has offset cost impact of
larger stimulations
Note: Industry results represent entire Cotton Valley and Haynesville plays, respectively.
5
23
9 13
5
6
22
37 24
10
32
18
51
6
21
47
31
74
6
11
10
9
10 10
8
5
8
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
A B C D E F G H I J K L M N O P Q R S T U V W
(# of wells)
Sabine
Total
Program
FST
Total
Program
Sabine
2013
FST
2013
302
11
148
269
193
106
23
7
17
105
577
77
20
49
24
20
45
103
8
4
5
85
11
39
4
14
A B C D E F G I J K L M N O P Q R S T U V W X
500
1,000
1,500
2,000
2,500
Sabine
Total
Program
Sabine
2013
FST
Total
Program
Top Industry Operators – Cotton Valley
Top 25 Operators - Haynesville
-
-
Source: HPDI Data for industry wells. Internal production estimates for Forest and Sabine
»
Advanced completion design relative to most
in industry, improving well performance
»
Plan to apply Sabine’s completion design across
combined company
»
Experience: With almost 70 CV completions
combined, knowledge to high-grade acreage
»
Latest Sabine performance on-par with NLA
Haynesville “core” – with lower cost structure
»
Tighter perf clusters, frac stages, utilizing
“zipper” fracs
»
Higher stimulation volumes
»
Deeper landing point in reservoir, contacts
more rock

CALDWELL
FAYETTE
GUADALUPE
GONZALES
LAVACA
WILSON
DE WITT
KARNES
VICTORIA
GOLIAD

Significant Eagle Ford Position

Acreage Overview
Asset Overview
»
Sabine’s results have extended the best part of the Eagle Ford trend further northeast, with results comparable to core players
»
Sabine acreage is generally in the gas-condensate window
•
Higher pressures and gas reservoirs improve recoveries
•
Best wells are in this part of the hydrocarbon envelope
»
Forest acreage subject to Schlumberger agreement whereby
Schlumberger receives a 50% working interest in Forest’s Eagle
Ford assets in exchange for a $90 million drilling carry
•
$29 million of carry remaining as of 12/31/13
»
Leveraging experience from Haynesville resource development
and targeting of Upper Eagle Ford to generate superior results
»
2013 Sabine Shiner Area Eagle Ford Program – 10 wells
»
2014 Plans
•
Currently operating four rigs in DeWitt/Lavaca and two rigs in
Gonzales
•
Greater scale allows for combined company to evaluate
opportunity to shift more capital to East Texas
Devon (former
GeoSouthern)
Penn Virginia
Sabine acreage borders Devon and Penn Virginia, with
comparable results. Devon/GeoSouthern sale and recent
PVA stock rally are additional positive indications of
industry/market view of this part of Eagle Ford play.
Sabine Shiner
Area
Sabine
Sugarkane Area
Sabine Acreage              Forest Acreage
1
Strip pricing as of 4/29/14
(1)
24-hr IP (Boe/d) 1,772
30-day IP (Boe/d) 1,331
% Liquids 78%
EUR (Mboe) 723
Well Cost ($ millions) $10.6
Texas
Program Economics
$4/$90 Strip
Rate of Return 27% 34%
PV10 per well ($ millions) $2.4 $2.8
F&D ($/boe)
Commodity Pricing
$19.29

Avg. 12 Month Cum, Mboe (6:1)
(# of wells)
250
200
150
100
50
198
140
280
26
185
2
223
374
57
189
176
91
35
416
83
10
791
7
112
55
578
49
28
173
14
A
B
C
Sabine
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
V
W
X

Avg. 12 Month Cum, Mboe (20:1)
(# of wells)
180
160
140
120
100
80
60
40
20
198
374
280
26
140
189
35
416
83
791
7
55
14
223
2
10
100
222
43
57
12
578
173
43
8
A
B
C
Sabine
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
V
W
X

Eagle Ford Performance

»
In northern DeWitt and Lavaca counties, Sabine has
validated that the upper Eagle Ford has excellent
productivity
»
Also unique to industry, Sabine brought its Haynesville
completion experience to the Eagle Ford
•
Tighter perf cluster, frac stage spacing
•
Hybrid fluid design with emphasis on high volumes of
slick water
•
Lower strength proppant to reduce cost
•
Less expensive proppant and reduced chemicals helps
offset cost of additional stimulation volumes
»
Optimal landing point coupled with significant stimulated
rock volume translates into shallower production declines
•
Operators in Lower Eagle Ford tout higher 24-hour IP’s,
but first year production for Sabine wells is
comparable
Note: Industry results represent entire Eagle Ford Play
Source: HPDI Data for industry wells. Internal production estimates for Sabine
Top 25 Operators
Top 25 Operators

Texas
OCHILTREE
LIPSCOMB
HUTCHINSON
ROBERTS
HEMPHILL
CARSON
GRAY
WHEELER

High Return Granite Wash Position

Acreage Overview
Asset Overview
»
Sabine operates ~ 33,500 net acres in oil window of play, shallowest part of Granite Wash trend
•
Outstanding productivity, with 8 of 17 horizontals producing (or projected to produce) in excess of 200 Mboe in first year
•
Two recent wells projected at 300-350 Mboe in first year
(~ 60% oil)
•
Two years of identified drilling locations, with potential for up to
200 locations depending on western delineation results
•
Wells to date have exhibited extremely strong economics, often paying out in under a year
»
Sabine 2013 Program Results – 5 wells
»
2014 Plans
•
2014 development plan: Running 2 rigs, balance of low-risk
development locations with measured step-out tests to the west
Mesa Vista and Lard Ranch have been extensions on-trend with several large Granite Wash developments. With the shallower
depth, Mesa Vista also has a higher oil content.
1
Strip pricing as of 4/29/14
(1)
Program Economics
$4/$90 Strip
Rate of Return >100% >100%
PV10 per well ($ millions) $5.3 $5.7
F&D ($/boe)
Commodity Pricing
$15.20
24-hr IP (Boe/d) 1,561
30-day IP (Boe/d) 1,142
% Liquids 76%
EUR (Mboe) 674
Well Cost ($ millions) $8.1
»
Sabine is currently testing the western extent of the Granite Wash, which could represent material upside to the inventory count on this position
Mesa Vista (2011)
Cum: 2 MMBOE (49% Oil)
Lard Ranch Field (2005)
Cum: 13.9 MMBOE (21% Oil)
Hemphill Field (1963)
Cum: 169.5 MMBOE (8% Oil)
Mendota Field (1964)
Cum: 130.1 MMBOE (13% Oil)
Buffalo Wallow Field (1969)
Cum: 286.1 MMBOE (4% Oil)
Stiles Ranch Field (1979)
Cum: 170.2 MMBOE (11% Oil)

1Q14 Activity

»
Combined company production for Q1 was approximately 290 MMCFE/D (33% liquids)
• Combined  Adjusted EBITDA was $113MM, operating cash flow was $134MM
»
Twelve rigs running for the combined company during the quarter
• Six rigs running in the Eagle Ford: Four on Sabine, two on Forest
• Four rigs running in the Cotton Valley: Three on Forest, one on Sabine
• Two rigs running on Sabine's Granite Wash asset in North Texas
»
Renewed focus on East Texas Cotton Valley
• Strong economics, Rusk County proving to be best in play
• Forest shifting capital from Eagle Ford
• Sabine maintaining pace, likely to increase in second half of year
»
Eagle Ford moving into development phase
• Delineation and lease-saving activity on Forest acreage is near completion
– Forest testing alternative targets and well designs to reduce capital and improve economics
• Sabine is methodically testing South Shiner term acreage acquired in 2013
– Majority of current drilling focused on low-risk and proven updip South Shiner units
»
Continued success in Granite Wash, progressing development to the west

($ in millions)
Status Quo Status Quo
Sabine Forest Pro Forma
Cash $1 $48 $49
Revolving Credit Facility $355 - $376
2nd Lien Term Loan due 2018 650 - 650
Senior Unsecured Notes due 2017 350 - 350
Senior Unsecured Notes due 2019 $578 -
Senior Unsecured Notes due 2020 - 222 -
New Senior Notes (to extent put) - - 850
Total Debt $1,355 $800 $2,226
Book Equity 199 35 415
Total Book Capitalization $1,554 $835 $2,642
LTM 3/31/14 EBITDA $315 $169 $484
Proved Reserves (Bcfe) 839 625 1,464
Proved Developed Reserves (Bcfe) 466 414 881
% Developed 56% 66% 61%
% Liquids 30% 27% 29%
Latest Daily Production (Mmcfe/d) 185 105 290
1P PV-10 (After-tax)
(4)
$1,351 $735 $2,059
Credit Statistics
Net Debt / LTM EBITDA 4.3x 4.4x 4.5x
Net Debt / Proved Reserves ($/mcfe) $1.61 $1.20 $1.49
Net Debt / PD Reserves ($/mcfe) $2.90 $1.81 $2.47
Net Debt / Latest Daily Prod. ($/mcfe/d) $7,334 $7,150 $7,514
Net Debt / PV-10 (After-tax) 1.0x 1.0x 1.1x
Liquidity
Cash $1 $48 $49
Revolver Borrowing Base
$700 $300 $1,000
Amount Drawn (355) - (376)
Total Liquidity $346 $348 $673
Financing Highlights and Pro Forma Capitalization
23
Capitalization Table Financing Highlights
(2)
(3)
1
Forest pro forma for 2013 divestitures
2
Reserves as of 12/31/13
3
Average 1Q 2014 production
4
Sabine price deck of $96.78 / $3.67.  Forest price deck of $97.33 / $3.67
(2)
(1)
»
Forest 2019 and 2020 bonds subject to change of control
put at 101 (triggered at time of close)
•
Expect to run liability management process
•
Committed financing in place should bondholders
exercise the 101 put
»
Will monitor the credit markets with a view to
opportunistically refinance all or a portion of the
existing Sabine 2     lien and 2017 bonds
»
Sabine corporate ratings have been put on Review for
Upgrade by Moody's; current ratings are B3 / B
»
Credit accretive on a PF basis versus as standalone
companies
»
The combined company will pursue portfolio
rationalization and debt reduction over the next twelve
months
•
Will aggressively but prudently evaluate accretive
divestment opportunities
nd
To allow optimization of capital allocation
To increase liquidity and de-lever balance sheet
»
New $1 billion RBL facility (already committed)
•
May also seek to opportunistically term out RCF
drawings

2014 Financial Guidance

Pro Forma Combined 2014E Guidance
1
Production taxes assume price deck of $3.50/Mcf gas and $85/Bbl oil.
Low - High Midpoint
Production:
Natural Gas (Mmcf/d) 212 - 234 223
Oil (Bbl/d) 10,731 - 11,860 11,296
Natural Gas Liquids (Bbl/d) 8,552 - 9,452 9,002
Total Production (Mmcfe/d) 328 - 362 345
Total Production (Mboe/d) 55 - 60 58
Operating Expenses:
Lease Operating / Workover Expense $0.75 - $0.85 $0.80
Marketing, Transportation, Processing $0.25 - $0.35 $0.30
Production & Ad Valorem Taxes
(1)
$0.35 - $0.40 $0.38
General & Administrative Expense $0.39 - $0.44 $0.42
Total Operating Expense ($ / Mcfe) $1.74 - $2.04 $1.89
Capex:
Total Capex ($ millions) $800 - $825

Conclusions

»
Extensive overlap in top two asset areas: East Texas and Eagle Ford
»
Creates a leading East Texas position of ~207,000 net acres
•
Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities
•
Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value
»
Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres
•
Sabine’s Eagle Ford results top 10% in the industry in 2013
»
Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345
Mmcfed (65% gas) based on respective company guidance
»
Substantial production and cash flow growth
•
Over 20% pro forma 2014E production growth
»
Cost savings from reduced overhead and streamlined operations
»
Ability to optimize capital allocation on $800 - $825 million capital program
»
Will apply top tier operational results across portfolio
»
Liquidity to fund drilling program through 2015 without accessing capital markets
»
Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority
»
First Reserve, an energy-focused private equity firm, remains a controlling shareholder
Complementary
Asset Positions
Scale and
Growth
Operating
Synergies
Capitalization

Appendix 26

Sabine Oil &
Gas Holdings
II LLC
Sabine Oil &
Gas LLC
(1)
Forest’s existing 7.25% Senior Notes due 2019
(the “Forest 2019 Notes”).
Forest’s existing 7.5% Senior Notes due 2020
(the “Forest 2020 Notes”).
Sabine’s existing Second Lien Term
Loan Due 2018 (the “Sabine Second
Lien Term Loan”).
Sabine’s existing 9.75% Senior
Notes due 2017 (the “Sabine 2017
Notes”).
Sabine Oil & Gas
Corporation
(“SABO”) (formerly
New Forest Oil Inc.)
Forest Oil
Corporation
Shareholders
Sabine Oil & Gas
Holdings LLC
Last Closing Date Transaction Step
27
(1) SOGH II and Sabine O&G will
be merged with and into Forest
Oil Corporation, with Forest Oil
Corporation surviving.

Resulting Debt Structure After Closing Date Transactions
Forest and Sabine
Subsidiaries
(3)
/Assets
New
$1,000 MM Borrowing Base Revolving Credit Facility
Existing
$578 MM Forest 2019 Notes
(2)
$222 MM Forest 2020 Notes
(2)
$650 MM Sabine Second Lien Term Loan
$350 MM Sabine 2017 Notes
Forest Oil
Corporation
(1)
(1) Assumes only existing revolvers are replaced on closing date.
(2) Change of Control tripped; put right exists; backstop financing commitments are in place for put.
(3) Guarantors of Forest Oil Corporation debt, subject to certain exceptions.
Shareholders
Sabine Oil & Gas
Corporation
(“SABO”) (formerly
New Forest Oil
Inc.)
Sabine Oil & Gas
Holdings LLC
(former holdco of
Sabine Oil & Gas
LLC)

29